FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated February 26, 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
Santander Announces Results of Cash Tender Offer for
Santander Perpetual, S.A. Unipersonal’s Series 2 $1,500,000,000 Guaranteed
Perpetual Step-Up Subordinated Notes
(ISIN/CUSIP: US80281YAA55/80281YAA5 (144A) and USE86920AA84/
E86920AA8 (Reg S))
FEBRUARY 26, 2010
MADRID. Banco Santander, S.A. (“Santander”) announces the results of its cash tender offer (the “Tender Offer”) for any and all of the outstanding Series 2 $1,500,000,000 Guaranteed Perpetual Step-Up Subordinated Notes issued by Santander Perpetual, S.A. Unipersonal (the “Notes”). The Notes are listed on the London Stock Exchange. Prior to the commencement of the offer, Santander held approximately $350,000,000 of the total $1,500,000,000 principal amount of the Notes outstanding.”
Approximately $1,092.55 million aggregate principal amount of the Notes were validly tendered in the Tender Offer, representing 95% of the outstanding Notes not held by Santander. Santander has accepted for purchase all of the Notes validly tendered in respect of the Tender Offer. Santander expects settlement for the purchase of accepted Notes to occur on March 2, 2010 (the “Settlement Date”).
The amount to be paid on Settlement Date will include the consideration ($1,005 per $1,000 principal amount of the Notes) plus all accrued and unpaid interest on the Notes accepted for purchase, from (and including) the immediately preceding interest payment date for such Notes to (but excluding) the Settlement Date. Following the settlement of the Tender Offer, investors unaffiliated with Santander will hold $57.92 million aggregate principal amount of the Notes outstanding.
The Tender Offer, which launched on February 17, 2010 and expired at 5.00 p.m., New York City Time, on February 25, 2010, was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 2010, and this release should be read in conjunction with those documents. BofA Merrill Lynch was the Dealer Manager for the Tender Offer.

For further information, please contact:
DEALER MANAGER
BofA Merrill Lynch
One Bryant Park
New York, NY 10036
Attention: Debt Advisory Services
Tel: +1 646 855 3319 Attention: Adnan Riaz
E-mail: adnan.riaz@baml.com
TAX CERTIFICATION AND TENDER AGENT
Acupay System LLC

IN NEW YORK:	IN LONDON:
Acupay System LLC	Acupay System LLC
Attention: Sabrina Cruz	Attention: Nina Santa-Maria
30 Broad Street — 46th Floor	First Floor
New York, NY 10004	28 Throgmorton Street
USA	London EC2N 2AN
Tel. 1-212-422-1222	United Kingdom
Fax. 1-212-422-0790	Tel. 44-(0)-207-382-0340
Fax. 44-(0)-207-256-7571
Email: scruz@acupay.com
Website: www.Acupay.com/SanCashTender

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 26, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President